September 15, 2008
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561
Attention: Jennifer R. Hardy, Legal Branch Chief
Re:	Titanium Asset Management Corp. Form 10, filed July 25, 2008 File No. 000-53352
Ladies and Gentlemen:
          On behalf of Titanium Asset Management Corp. (the “Company”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing in a letter dated August 22, 2008. For your convenience, the responses are keyed to the comments in the letter.
General
1.	Please note that your Form 10 goes automatically effective 60 days after its initial filing. At that time, you will be subject to the reporting requirements of the Exchange Act of 1934. The 1934 Act requires, among other things, your filing of Forms 10-K and 10-Q, even if we still have open comments on your Form 10. You may want to consider withdrawing the Form 10 and re-filing it if you get close to this 60-day period.
          The Company understands that the Form 10 goes effective automatically 60 days after its initial filing and that the Company thereafter becomes subject to the reporting requirements of the Securities Exchange Act of 1934, even if the Staff has open comments on the Form 10. Under the terms of the Investor Rights Agreement that was filed as Exhibit 4.5 to the Form 10, the Company was obligated to file the Form 10 (or a Form S-1) within 120 days after consummation of a “Qualified Business Combination” and to use commercially reasonable efforts to cause that registration statement to become effective. Not doing so would require the Company to pay stockholders liquidated damages in the form of shares of Company stock. Accordingly, the Company will not be withdrawing the Form 10.

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

2.	Please provide us with the facts underlying your conclusion that you are a smaller reporting company.
          Pursuant to Item 10(f) of Regulation S-K, to qualify as a “smaller reporting company,” a company must: (A) not be an investment company, asset-backed issuer or majority-owned subsidiary of a parent that is not a smaller and reporting company and (B) either (1) have had a public float of less than $75 million as of a date within 30 days of the filing of the registration statement or (2) have had annual revenues of less than $50 million during the most recently completed fiscal year if it is unable to calculate public float.
          The Company is not an investment company, asset-backed issuer or majority-owned subsidiary of a parent that is not a smaller and reporting company. Because the Company is currently listed and traded on AIM, a market operated by the London Stock Exchange, it is able to calculate its public float and therefore must meet the criteria set forth in (A) and (B)(1) above.
          Public float is computed by multiplying the aggregate worldwide number of shares of the Company’s voting and non-voting common equity held by non-affiliates before the filing of the registration statement by the price at which the common equity was last sold, or the average of the bid and asked prices of the common equity, in its principal market.
          The Company calculated the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates as of July 10, 2008 to be 9,663,983, which included all outstanding shares of the Company’s Common Stock and Restricted Stock except for those shares held by Clal Finance Ltd. (which owns approximately 51% of the outstanding Common Stock), Titanium Incentive Plan LLC (a wholly owned subsidiary of the Company), Thomas Hamilton (a director of the Company) and Nigel Wightman (a director and the Chief Executive Officer of the Company). When these shares are multiplied by $5.63, the closing mid-market price of the Company’s Common Stock on AIM as of the same date, the total public float was equal to $54,408,224.29.
Business, page 3
3.	Please provide up front disclosure regarding the nature of your fee income, i.e., whether you make your money based upon performance fees, management fees, and/or fees based upon assets under management, etc. and describe what these fees are based on.

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

          The Company has revised its disclosure under “Business” to clarify that its subsidiaries earn investment advisory fees that are calculated as a percentage (or range of percentages) of the market value of the assets under their management.
4.	Please provide information about the types of funds run by your subsidiaries, including identifying the funds and providing past performance information for the funds.
          As the table on page 10 demonstrates, substantially all of the assets under management by the Company’s subsidiaries are in separately managed accounts and not pooled investment vehicles, such as mutual funds or other forms of investment companies. This extends to accounts subject to wrap programs — while the subsidiary may have a single agreement with the broker/dealer, each account is segregated and invested independently.
Company Background, page 3
5.	Please expand your disclosure about the company’s background. Since the company was organized as a special purpose acquisition company, it would be helpful for the investors to understand, among others:
•	who the founding stockholders were (you can include a page reference number if that information is disclosed elsewhere in the filing);

•	restrictions imposed on the Founding Stock pending the consummation of a qualified business combination (we note Exhibit 4.7, the Share Escrow Agreement); and

•	whether the acquisition targets had already been identified at the time the company was incorporated and capitalized (we note the reference to Wood and Sovereign employees in the preamble of the Titanium Incentive Plan LLC Operating Agreement dated February 2, 2007, Exhibit 10.16).
          The Company has expanded its disclosure about its background to include the identity of the founding stockholders, the restrictions imposed on Founding Stock and the status of the identification of the targets at the time the Company was incorporated and capitalized.

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

6.	Please disclose here that a number of the founding stockholders participated in the private placement and identify them. Further, please disclose that in connection with the private placement you engaged a placement agent, who received as part of his service fee unit purchase options to purchase 2,000,000 units.
          The Company has expanded its disclosure about its background to include identification of the founding stockholders that participated in the private placement and added the requested information with respect to the engagement of the placement agent and the unit purchase option for 2,000,000 units.
7.	Please disclose here that following the closing of the private placement, the company became majority-owned by Clal Finance Ltd.
          Following the closing of the private placement, Clal Finance Ltd. became a holder of approximately 44.14% of the Company’s outstanding voting stock. Clal Finance Ltd. became the owner of a majority of the Company’s outstanding voting stock on May 1, 2008 when it acquired additional outstanding shares from another stockholder. The Company has revised its disclosure accordingly.
The Wood Agreement, page 3
8.	Please explain whether the estate of Mr. Wood is subject to the non-competition and non-solicitation obligations of his employment agreement. It is not clear from your disclosure whether those provisions are still relevant considering the chain of events.
          The Company has revised its disclosure to clarify that the non-competition and non-solicitation obligations of Gary Wood’s employment agreement were personal to him and are not binding on his estate.
The Sovereign Agreement, page 4
9.	Please clarify your disclosure in the third paragraph. It is not clear whether the $750,000 cash payment and the share grant valued at $750,000 is due on November 23, 2009 and November 22, 2011, respectively, or whether it represents an aggregate number.

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

          The Company has revised its disclosure to clarify that the cash and stock payments will be made on or prior to each of November 23, 2009 and November 22, 2011 and do not represent an aggregate amount.
Our Subsidiaries, page 7
10.	In the fourth paragraph, please include a brief explanation of what Taft-Hartley funds are.
          The Company has revised its disclosure to include a brief explanation that Taft-Hartley plans are union-sponsored pension plans and health and welfare plans.
Principal Products and Services, page 8
Our Investment Strategies, page 8
11.	Please include a brief discussion of how you select the benchmarking standards.
          The Company has revised its disclosure to clarify that the benchmark for a strategy is intended to be the measure that best reflects the characteristics of that strategy.
Our Clients, page 9
12.	We note that in Note 3 to the financial statements for Wood Asset Management, Inc. on page F-30, you disclose that Wood has derived more than 10% of its revenues from an unrelated customer for two consecutive years. Please identify the customer here. See Item 101(h)(4)(vi) of Regulation S-K.
          The Company understands that Item 101(h)(4)(vi) of Regulation S-K requires a smaller reporting company to include in the description of its business “dependence on one or a few major customers” and considered this requirement in crafting its business description. While revenues from the unrelated Wood customer may have constituted more than 10% of Wood’s revenues in the last two years, Wood’s revenues on an actual and on a pro forma combined basis in 2007 constituted only approximately 45% and 32% of total Company revenues. As a result, the customer identified in Note 3 to the Wood financial statements represented only 7% of total Company revenues in 2007, 4% of the pro forma combined revenues in 2007 and 4% of total Company revenues for the six months ended June 30, 2008. The Company does not consider this customer to be one on which it depends.

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

13.	Please clarify whether the termination notices for the institutional investment advisory agreements to which Wood and NIS are parties (discussed at the end of the first full paragraph on page 11) are required to be in writing. Please address the same comment with respect to Wood’s model portfolios discussed in the third full paragraph on page 11.
          The Company has revised its disclosure to clarify that the termination notices for the institutional investment advisory agreements to which Wood and NIS are parties are required to be in writing and that the termination notices with respect to Wood’s model portfolios are also required to be in writing.
Governmental Regulation, page 14
Commission Regulation, page 14
14.	With respect to your disclosure in the last paragraph, please consider emphasizing the concept that the parent company is ultimately responsible for oversight of its advisor-subsidiaries regulatory compliance.
          The Investment Advisers Act of 1940 does not have a corresponding provision to Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934. The Company has, however, added to its disclosure regarding regulatory compliance a statement of the Company’s responsibilities as a person directly or indirectly controlling a registered investment advisor, i.e., a person associated with an investment advisor.
ERISA, page 15
15.	To the extent known, please disclose whether any of your subsidiaries is currently considered a “fiduciary” under ERISA.
          Under Section 403 of the Employee Income Security Act of 1976, as amended (“ERISA”), the named fiduciary of an employee benefit plan may delegate the authority to manage the plan’s assets to one or more “investment managers.” An “investment manager” includes an investment advisor registered under the Investment Advisers Act of 1940 that acknowledges in writing that it is a fiduciary with respect to that employee benefit plan. The Company’s subsidiaries have agreed to act as fiduciaries in respect of substantially all of the ERISA-subject plans with which they have investment advisory agreements. The Company has revised its disclosure regarding ERISA to reflect this fact.

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

Risk Factors, page 16
Risks Related to Our Business, page 16
Acquisition of target businesses involve inherent risks..., page 17
16.	Each risk factor should address a distinct material risk which should be adequately described in the subheading of each risk factor. Your risk factor disclosure here is lengthy and addresses more than one risk. Please address in the filing why this is a current material risk and revise your disclosure to address each risk separately. Otherwise, please remove.
          The Company has revised its disclosure to address through separate risk factors what it perceives as three distinct risks related to the acquisition of a target business: (i) the failure of the due diligence process to reveal facts that could adversely affect the value of the acquired business, (ii) the inability of the Company to successfully complete an acquisition due to failure to obtain the requisite stockholder votes or regulatory approvals and certain other factors and (iii) the failure of the Company to successfully integrate an acquired businesses into its operations.
We could be deemed to be an “investment company”, page 19
17.	Please consider specifying what circumstances may lead to an increased risk of being deemed an investment company, and the relative likelihood of those circumstances arising.
          The investment company risk factor was a risk factor set forth in the Company’s private placement offering circular and carried over to the Form 10. On reconsideration in light of the Staff’s comment, the Company realized that it is currently a remote risk. Accordingly, the Company has deleted it from the enumerated risks.

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
Consolidated Results of Operations, page 24
18.	Provide a more comprehensive analysis of the factors that impacted your investment advisory fees and administrative expenses ensuring that you address specific underlying causes for the change in individual line items. If necessary, you may need to address the changes in your assets under management or at least identify and quantify the impact on your results by material changes in your assets under management. In addition, you should discuss any known or anticipated trends that have and/or may continue to impact your results of operations. Your discussion and analysis should provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. In addressing this comment, specifically address the following:
•	Discuss the extent to which material changes in your assets under management affects your fee income. For example, you indicate that assets under management amounted to $3.1 million at December 31, 2007 and $2.6 million at March 31, 2008. Please expand your explanation discussion to address whether this decrease in assets under management may continue in the future, the impact on future fee income and the reasons for the decrease in assets under management.

•	Quantify each factor you cite as impacting your operations. For example, you indicate that the investment advisory fees were solely attributable to Wood and Sovereign. However, you do not quantify the amounts attributable to both Wood and Sovereign. Please also provide more insight into the increases or decreases of advisory fees for each acquisition.

•	Expand your discussion of administrative expenses to provide more analysis regarding the reasons for fluctuations between periods. For example, you quantify the components of administrative expenses for each period presented but provide minimal analysis of the reasons why the amount of each component fluctuated during the period.

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. Improvements should be made to provide quantification of fluctuations and further clarification throughout your discussion for a reader’s full understanding of your results of operations. See Item 303(a)(3) of Regulation S-K.
          The personnel of an investment advisor, particularly where the name of the portfolio manager is the same as the business, are significant to retention of assets under management. The untimely death of Gary Wood nearly immediately after the acquisition of Wood was a major cause of the decline in the assets under the management of Wood, with the balance related to the global drop in the price of equity securities. Sovereign and, to a lesser extent, NIS, also suffered a loss of accounts after their acquisition by the Company. The Company has revised its disclosure to reflect this. The Company has also added some additional detail to its discussions of 2007 results and the interim periods of 2007 and 2008 in an attempt to provide a more meaningful description of results of operations. The reasons for the fluctuations between periods is substantially the same for all components of revenue and expense, i.e., there were no operations (just organizational and similar activities) in the prior interim period.
Pro Forma Consolidated Results of Operations, page 25
19.	You have indicated that such information is provided for illustrative purposes only and does not represent what your results of operations or financial position would actually have been if the transactions had in fact occurred as of the beginning of the periods presented. In some cases, retroactive presentations of revenues and costs of revenues may be meaningful for discussion of trends in MD&A, but more comprehensive presentations (through operating income, for example) can be misleading because these presentations cannot meaningfully or accurately depict what your operating results would have been had the transactions occurred at the earlier date. Please tell us how you determined that it was appropriate to include pro forma results of operations in your MD&A.
          As described in response to the Staff’s comment 18, the Company’s ability to explain historical trends and expectations for the future could not be readily accomplished through a discussion of historical results of operations since the Company had no operations in the prior year and prior interim period. We understand that the Staff’s position is that an MD&A of pro forma results can be appropriate if it is restricted to the pro forma results for the fiscal year preceding the date of the transaction and subsequent interim period, and that a pro forma for the comparable interim period (and related MD&A) may be included if appropriate to facilitate the

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

comparison. The Company’s view is that the more detailed interim period comparison helps the investor understand the underlying trends, particularly the impact of the holding company on the existing cost structure, because the three acquired entities have to date continued to substantially operate independently as they did prior to their acquisitions.
Critical Accounting Policies an Estimates, page 29
20.	On page 24, you indicate that your operating results will be substantially influenced by the changes to your subsidiaries’ assets under management and shifts in the distribution of assets under management among types of securities and investments. Please disclose the components of your assets under management and describe how you determine the fair value of assets under management. If there is significant judgment involved in the calculation of AUM which directly impacts the calculation on your revenue recognition, please address the need to identify AUM as a critical accounting policy. We believe the following disclosures would be useful to investors if applicable:
•	Explanation of each of the models/techniques used to estimate fair value of the underlying assets under management;

•	Detailed discussion of the material estimates and assumptions used in each of the models/techniques; and

•	Sensitivity analysis of the material estimates and assumptions for each of the models/techniques used on the fair value of the assets under management.
          Please refer to Section 501.14 of the Financial Reporting Codification for guidance.
          The Company’s assets under management consist of equity and fixed income securities. For equity securities held in client portfolios, the prices used to value assets under management are the last closing price on the primary exchange on which the securities are traded. Fixed-income securities valuations are based upon prices from independent sources, such as listed market prices or broker or dealer price quotations. All securities in client portfolios at June 30, 2008 could be valued in this manner and therefore no estimates or assumptions were involved. Because all of the Company’s subsidiaries’ assets under management could be valued using objective market information, the Company has not expanded its disclosure.
Security Ownership of Certain Beneficial Owners and Management, page 33
21.	Please explain how you derived the total number of shares held by the directors and officers as a group (655,298 shares).
          The Company has revised its disclosure to clarify that the aggregate number of 655,298 shares held by the directors and officers as a group represents 102,119 shares of

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

common stock held by Thomas Hamilton, a director, and 353,179 shares of common stock and 200,000 Warrants, which are exercisable for 200,000 shares of Common Stock, held by Nigel Wightman, a director and the Chief Executive Officer.
22.	In footnote (3) of the table, please include a page reference number where you discuss in detail what the unit purchase options are.
          The Company has revised its disclosure to direct the reader to its detailed discussion of unit purchase options in Item 11 — Description of Registrant’s Securities to be Registered.
Directors and Executive Officers, page 36
23.	With respect to Mr. Wightman, please clarify his business experience from the time he left State Street Global Advisors Limited in 2005 until he became the company’s Chairman in March of 2008.
          The Company has revised its disclosure to clarify that from the time Nigel Wightman left State Street Global Advisors Limited in June of 2005 and until he became the Company’s Managing Director in September of 2007, he served as the managing partner of Parkfield Capital LLP.
24.	With respect to Mr. Fisher, please clarify his business experience during the April 2007 through June 2008 period.
          The Company has revised its disclosure to clarify that, due to non-competition obligations, John Fisher did not work during the period from April 2007 until he started at Wood in June 2008.
Executive Compensation, page 39
Summary Compensation, page 39
25.	Please tell us why you have not included compensation disclosure for Messrs. Hines, Fisher, Brooks and Siefert. Please see Instruction 2 to Item 402(m)(2) of Regulation S-K.
          Item 402(m) of Regulation S-K provides for disclosure of the compensation of all individuals serving as principal executive officers (“PEO”) during the last completed fiscal year, as well as the two most highly compensated executive officers (other than the PEO) at the end of

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

the last completed fiscal year (so long as that compensation exceeded $100,000). Instruction 2 to Item 402(m)(2) suggests that it may be appropriate to include as named executive officers one or more executive officers or employees of subsidiaries and refers to Rule 3b-7 of the Securities Exchange Act of 1934.
          Robert Brooks and Robert Siefert were not included as named executive officers because they were not employed by either the Company or a subsidiary of the Company as of the last completed fiscal year end (December 31, 2007). Their employer, NIS, was not acquired by the Company until March 31, 2008. Similarly, John Fisher did not serve the Company or a subsidiary in any capacity prior to joining Wood as its President and Chief Executive Officer in June 2008.
          Jeffrey Hines was not included as a named executive officer of the Company because his compensation during the period Sovereign was a subsidiary of the Company amounted to less than $100,000. Under the former telephone interpretations, the Staff indicated that a parent corporation need not include compensation paid to an employee of its subsidiary prior to the time the subsidiary was acquired.
Employment Agreements, page 40
John Sauickie, page 40
26.	Please clarify whether the one year non-compete started to run the day after Mr. Sauickie’s resignation on April 18, 2008.
          The Company has revised its disclosure to clarify that the non-competition and non-solicitation obligations of John Sauickie’s employment agreement were not triggered by his resignation as the Company’s Chief Executive Officer because he continues to serve the Company in his capacity as a managing director of its subsidiary Wood.
Equity Incentive Plan, page 42
27.	Please clarify that, other than to Wood’s and Sovereign’s employees, TIP shares have not been granted to any of the company’s original founders or current executive officers.
          The Company has revised its disclosure to clarify that no shares held by TIP were allocated to any holders of Founding Stock or any of its current executive officers, other than the

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

51,060 shares that were allocated to Jeffrey Hines in his capacity as the President and Chief Executive Officer of Sovereign.
28.	Since you identify TIP as an equity incentive plan, please explain whether the company intends to liquidate TIP following the distribution in kind after the escrow period expires, or whether you intend to issue TIP additional shares of your common stock for the benefit of your employees and employees of your subsidiaries.
          It is not expected that the Company will issue to TIP additional shares of Company stock, although TIP may re-grant the shares that are now, or hereafter become, unallocated because of forfeiture. As a result, some uncertainty exists when any liquidation of TIP might occur.
Compensation Committee Interlocks and Insider Participation, page 44
29.	Please explain when the board established the Remuneration Committee and describe the duties the board assigned to this committee.
          The Company has revised its disclosure to state that the Remuneration Committee was established on September 5, 2007 and its duties primarily consist of determining and agreeing with the board of directors on the framework or broad policy for the compensation of the Company’s Chief Executive Officer, Chairman, executive directors, Secretary and, if required by the board of directors, the senior management of the subsidiaries.
Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 48
Equity Compensation Plan Information, page 49
30.	It is unclear whether the issuance of UPOs to Sunrise was a one-time occurrence, or whether the issuance was part of a larger plan pursuant to which the board intended to issue UPOs to future service providers or other eligible parties. Please expand your Footnote (1) disclosure to indicate whether the Sunrise UPOs were issued under a plan.
          The Company has revised its disclosure to clarify that the UPOs were not issued under a plan created for compensating service providers, but rather they were issued to Sunrise as partial compensation for Sunrise’s services as placement agent in the private placement.

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

31.	Since the ownership of the TIP shares rests with TIP and Wood’s and Sovereign’s employees are currently the owners of a nonvoting membership interest in TIP, and not of the restricted shares themselves, it appears that the 240,409 shares allocated to the capital accounts of the various Wood and Sovereign employees should have been listed in the “Number of Securities Issued...” column. Please provide us with a detailed legal analysis of your decision on how to report the TIP shares.
          The columnar heading for the table “Equity Compensation Plan Information” provides for the entry of the “Number of Securities to be issued upon exercise of outstanding options, warrants and rights” (emphasis added). The Company, in not including the shares held by TIP in this column, focused first on the words “to be issued,” as all of the shares have in fact been issued (in the name of TIP) and, unlike options, warrants and rights, do not pose the threat of further dilution. Further, the economic substance of the award is the same as if the holder of the non-voting membership interest were the holder of the shares — the shares cannot be taken from the holder by TIP; they can only be lost through forfeiture. Thus, the presentation elected by the Company corresponds to the presentation called for in connection with a grant of restricted stock subject to forfeiture. See Regulation S-K, Questions and Answers of General Applicability (July 3, 2008):
Question 106.02

Question: Is restricted stock that has been granted subject to forfeiture pursuant to an equity compensation plan reportable in the Item 201(d) Equity Compensation Plan Information table?

Answer: No. Once issued, the shares of restricted stock that have been granted subject to forfeiture are neither “to be issued upon exercise of outstanding options, warrants and rights” (column(a)) nor “available for future issuance” (column(c)). If the shares of restricted stock so granted are later forfeited, however, they would be reportable in column (c) until granted again.

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

Recent Sales of Unregistered Securities, page 50
32.	In accordance with Item 701(c) of Regulation S-K, please provide the factual basis for each claimed exemption. In particular, we note that in connection with your private placement, you employed a placement agent and paid solicitation fees in connection therewith. Please provide us with your legal analysis as to why the unregistered sales of securities in the U.S. were exempt under Section 4(2) of the Securities Act.
          The Company has revised its disclosure to clarify that its private placement of units was exempt from registration requirements pursuant to Regulation D of the Securities Act of 1933 (for sales within the U.S.) and Regulation S of the Securities Act of 1933 (for sales outside the U.S.). The Company has also expanded its disclosure to explain that those unregistered offerings made in reliance on Section 4(2) of the Securities Act of 1933 qualified as exempted transactions because the securities were offered only to a small number of qualified offerees, without a general solicitation, and the investment intent of the purchasers was to hold the securities rather than engage in further distribution.
Description of Registrant’s Securities to be Registered, page 51
Initial Stockholders’ Registration Right, page 55
New Stockholders’ Registration Rights, page 55
33.	Please disclose how you accounted for the registration rights discussed on page 55. Please also disclose the maximum cash penalty under the registration rights agreement, if applicable. Refer to paragraph 12 of FSP EITF 00-19-2.
          The Company has revised its disclosure, as noted below, in relation to registration rights agreements noted in the Staff’s comments, to include the required disclosures as outlined in FSP EITF 00-19-2. The penalty is payable only in shares, not cash. Pursuant to EITF 00-19-2- Accounting for Registration Payment Arrangements, the Company concluded that, at inception and subsequently, payments under these commitments are not probable. As a result, no liability for registration payment obligations is required to be recognized in the consolidated balance sheet at December 31, 2007.

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

Financial Statements
General
34.	Please provide updated financial statements and related disclosures as required by Rule 8-8 of Regulation S-X. Prior to your Form 10 going automatically effective 60 days after its initial filing, this should be accomplished by updating your Form 10. If you do not withdraw your Form 10 prior to it going automatically effective, you will be subject to the reporting requirements of the 1934 Act. The 1934 Act requires, among other things, your filing of Forms 10-K and 10-Q, even if we still have open comments on your Form 10.
          The Company has updated its financial statements and related disclosures as of and for the six month periods ended June 30, 2008 and 2007, as required by Rule 8-8 of Regulation S-X.
Report of Independent Registered Public Accounting Firm, page F-3
35.	On page 3 you indicate that you were incorporated in Delaware on February 2, 2007. Your statements of income also identify the period from February 2, 2007 (inception) to December 31, 2007. Please request that your independent auditor revise its audit report to identify the appropriate financial statements covered by its report. See Rule 2-02(a)(4) of Regulation S-X.
          Amendment No. 1 to the Form 10, which accompanies this letter, includes a revised audit report that identifies the financial statements covered.
Balance Sheet, page F-4
36.	Please revise your balance sheet to reflect goodwill separately from intangibles, net in accordance with paragraph 43 of SFAS 142.
          The Company has revised the balance sheet to reflect goodwill separately from intangibles, in accordance with paragraph 43 of SFAS 142.

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

37.	Please consider adding a total liabilities line item to the face of your balance sheet to clarify that the guaranteed payment for acquisition is a long term liability. A reader could infer from your current presentation that the guaranteed payment is in a mezzanine section of your balance sheet between liabilities and stockholders’ equity.
          The Company has added a total liabilities line to its balance sheet to clarify that the guaranteed payment for acquisition is a long-term liability.
38.	Please revise the common stock and restricted stock line items of your stockholders’ equity section to indicate that the number of shares issued and outstanding were the same for both periods presented.
          The Company has revised the common stock and restricted stock line items of the stockholders’ equity section to indicate the number of shares issued and outstanding on each date. As revised, they are no longer the same for both periods presented.
Statement of Changes in Stockholders’ Equity, page F-6
39.	Please revise your filing to more clearly describe the circumstances which resulted in the increase to additional paid in capital of $43.6 million for repurchase rights not exercised. Please tell us and disclose the literature used to support your accounting treatment for this transaction.
          The Company’s certificate of incorporation required it to repurchase shares of common stock issued in the private placement if (a) 70% of the funds deposited in the trust fund had not been invested within 12 months (18 months if the Company had signed a letter of intent but not closed within the 12 months) or (b) if a stockholder voted against a business combination and then elected to have his shares repurchased. (See also response to Comment 46.) The certificate of incorporation also provides that once the 70% investment level was satisfied, no further stockholder votes are required by virtue of the certificate of incorporation and the repurchase provision lapsed.
          Because these shares of common stock were redeemable at fixed or determinable amounts at specific times, redeemable at the option of the holder and the conditions of redemption were not solely within the control of the Company, the Company classified the Common stock, subject to possible conversion, as temporary equity outside stockholders equity,

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

in accordance with FASB 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.
          When the Company acquired NIS on March 31, 2008, it satisfied the 70% requirement, which relieved it of any further obligations in respect of repurchases of the common stock. The Company, therefore, reclassified the Common stock, subject to possible conversion, of $55,587,000, to permanent equity as an increase in additional paid-in capital.
Note 1 — Nature of Business and Significant Accounting Policies, page F-8
Fee Income, page F-9
40.	On page 24, you indicate that you can also earn performance fees from certain NIS clients. Please revise your fee income policy to disclose how you account for performance fees from your clients. To the extent that you earn incentive income that is subject to contingencies, please revise your filing to describe how you have considered Emerging Issues Task Force Topic D-96.
          The Company has revised its fee income policy disclosure to clarify how the Company accounts for performance fees. In addition, the Company has also disclosed how it has considered Emerging Issues Task Force Topic D-96 for contingency fee based incentives.
Earnings Per Share, page F-11
41.	Please disclose, by type of potentially dilutive security, the number of additional units that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. Please also disclose how vested and unvested restricted shares that have been issued are treated for basic and diluted earnings per share. See paragraphs 10, 13 and 40(c) of SFAS 128.
          The Company has revised the Earning per Share policy under Note 1 — Nature of business and significant accounting policies. In addition, the Company has added a new note, Note 15, to discuss the computation of basic and diluted earnings per share.

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

Note 3 — Acquisitions page F-13
42.	Please tell us how you computed the net income (loss) per share, basic and diluted for the period from February 2, 2007 to December 31, 2007. It appears that the amount of basic net income (loss) per share should be different from the amount of diluted net income (loss) per share based on the pro forma weighted average number of common shares outstanding.
          The Company has added a new note, Note 15, to discuss the computation of basic and diluted earning per share.
43.	We note that you acquired NIS on March 31, 2008 and that you have included some information about NIS in your financial statement footnotes, such as the contingencies disclose in Note 8. However, we note several other disclosures in NIS financial statements starting on page F-44 which are not included in your consolidated financial statements. For example, your consolidated financial statements do not include a discussion of NIS sub-advisory agreements described on page F-55, employment agreements described on page F-56, or major customer disclosures described on page F-56. It is unclear whether these disclosures were omitted from the consolidated financial statements for Titanium Asset Management Corp. Please ensure that your updated consolidated financial statements include all relevant footnote disclosures applicable to all your acquired companies.
          The Company has updated and revised the consolidated financial statements of Titanium Asset Management Corp. to include all relevant footnote disclosures applicable to all acquired companies.
Note 4 — Goodwill and intangibles, page F-17
44.	Since you had a significant acquisition subsequent to year-end, please update your tables on page F-17 to also include information about the amount of goodwill and identifiable intangibles as of your most recent interim period.
          The Company has provided additional tables to provide information about the amount of goodwill and identifiable intangibles as of its most recent interim period.

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

Note 8 — Contingencies, page F-20
45.	You indicate that due to the uncertainties involved, you are unable to reasonably estimate the amount of possible losses associated with the resolution beyond what has been recorded. However, you also indicate that your maximum potential exposure would be your insurance deductible of approximately $500,000. It is unclear, from this disclosure, whether it is reasonably possible that losses may result, regardless of your views as to whether you will be covered by insurance. Please confirm that you are unable to reasonably estimate the amount of range of possible losses associated with this matter beyond what has been recorded. Otherwise, please disclose the range of reasonably possible losses independent of insurance coverage. Refer to paragraphs 9 to 11 and 33 to 39 of SFAS 5 and SAB Topic 5:Y.
          The Company confirms that management is unable to reasonably estimate the amount, or range of amounts, of possible additional losses associated with this matter beyond what has been recorded. While management cannot estimate the amount, or range of amounts, of potential losses, if any, the maximum exposure regardless of the outcome would be limited to NIS’s professional liability and directors and officers liability insurance policy deductible which is $500,000. The Company has revised Note 13 — Contingencies to better clarify this point.
Note 9. Subsequent Events, page F-20
46.	You indicate that stockholders representing 4,213,000 common shares voted against the resolution to approve the acquisition of NIS and elected to have shares of common stock repurchased. You also indicate that 2,208,452 shares were repurchased for approximately $12.0 million. However, we note that you have only accrued $12.0 million as amounts repayable to stockholders as of March 31, 2008. Please tell us why you have not recorded a liability for the entire 4,213,000 shares as of March 31, 2008. Please cite the accounting literature used to support your conclusions.
          The Company’s certificate of incorporation provides in pertinent part:
     (a) In the event that the Corporation consummates one or more Business Combinations by the Qualified Business Combination Deadline (as it may be extended), but has not consummated a Qualified Business Combination, the Corporation will send a

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

notice of election (a “Notice of Election”) to all holders of record of IPO Shares notifying them of their ability to exercise a Repurchase Right in respect of a portion of their IPO Shares (an “Election,” and such electing holders of IPO Shares, “Electing Stockholders”).
     (b) In the case of each Electing Stockholder, the number of IPO Shares as to which it shall be entitled to make such an election shall equal the total number of IPO Shares held by him, multiplied by a fraction, the numerator of which is equal to the difference between (x) the amount of funds initially placed in the Trust Fund as a result of the IPO (including as a result of stabilization procedures) and (y) the aggregate amount of funds released from the Trust Fund in connection with the consummation of Business Combinations, and the denominator of which is the amount of funds initially placed in the Trust Fund as a result of the IPO (including as a result of stabilization procedures), in all cases exclusive of interest thereon. The price per share subject to such Repurchase Right shall be the lesser of (i) $5.50; or (ii) the total amount of funds held in the Trust Fund as of the Qualified Business Combination Deadline (including any net interest), divided by the aggregate number of IPO Shares as to which Electing Stockholders have duly exercised Repurchase Rights.
          When the Wood and Sovereign business combination was effected, the amount of funds in the trust fund was equal to the amount initially placed in the trust fund with the result that all “Electing Stockholders” had their full number of shares repurchased at a price of $5.50 (plus interest). When the NIS business combination was effected, funds had been released from the trust fund (for the Wood and Sovereign acquisitions), which reduced numerator in the above-described formula. The reduction in the numerator reduced the percentage of shares required to be repurchased by the Company to 52.42% of the shares of the “Electing Stockholders” (4,213,000 x 52.42% = 2,208,452 shares). The amount of funds in the trust fund had also been correspondingly reduced, which, by application of the above-described formula, also reduced the purchase price to $5.32 (plus interest). The approximately $12 million accrued at March 31, 2008 (2,208,452 x $5.32, plus interest) therefore represents the entire liability.

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

SOVEREIGN HOLDINGS, LLC
Statement of Cash Flows, page F-36
47.	Please revise your statement of cash flows as necessary to correct the line item titled “realized gain from investment in marketable securities”. We note from your statement of income on page F-34 that the amount of realized gains on marketable securities for the nine months ended September 30, 2007 was $159,373, not $8,836 as presented on your statement of cash flows.
          The Company has corrected the statement of cash flows so that it reflects the correct realized gain on marketable securities of $159,373.
NATIONAL INVESTMENT SERVICES, INC.
Note 6 — Stock Options, page F-54
48.	We note that you have recorded a reduction in operating expenses of approximately $281,000 in connection with the cancellation of outstanding options. Please tell us how you determined that is was appropriate to record the reduction of expense as a reduction of additional paid in capital. Please tell us how you considered paragraph 57 of SFAS 123(R) as well as any other accounting literature used to support your conclusion.
          The Company has reconsidered guidance set forth in SFAS 123 (R). Accordingly, the Company has restated operating expenses and paid-in capital to give the proper effect to the cancellation of stock options. NIS executed an amendment to the original Employee Stock Option Agreements, whereby the options to purchase NIS nonvoting common stock, $.10 par value per share have all been cancelled and in substitution thereof the holders of such options have been granted options to purchase from NIS Holdings, Inc. the originally awarded number of shares in nonvoting common stock, $.10 par value per share. No incremental cost has been recognized by NIS as a result of this modification.

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

Unaudited Pro Forma Combined Financial Information, page F-58
General Information, page F-58
49.	You indicate that the pro forma combined financial information has been prepared to give effect to the combination of Titanium, Wood, Sovereign and NIS accounted for in accordance with SFAS 141R. Given that SFAS 141R shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and earlier application is prohibited, please revise your disclosure accordingly. Refer to paragraph 74 of SFAS 141R.
          The Company has revised the disclosure to the pro forma combined financial information to reflect that it has been prepared in accordance with SFAS 141, Business Combinations.
Pro Forma Combined Statement of Operations For the Three Months Ended March 31, 2007, page F-60
50.	Your weighted average shares used for basic and diluted earnings per shares does not appear to include the shares and warrants issued in the private placement on June 21, 2007 as if they were issued at the beginning of the period presented. Your private placement appears to be a significant transaction that would be material to investors. Please tell us why you have not included the shares and warrants issued in your private placement in the weighted average shares used for basic and diluted earnings per share for the period ended March 31, 2007.
          The Company has revised the weighted average shares for basic and diluted earnings per share as if they were issued at the beginning of the period presented. In addition, the Company has revised the weighted average shared used for basic and diluted earnings per share for the period ended June 30, 2007.
51.	Please reconcile in a footnote the historical weighted average shares outstanding to the pro forma weighted average shares outstanding for both basic and diluted earnings per share. You should also ensure that the 3 for 5 reverse stock split is retroactively reflected in your pro forma earnings per share calculation. You should also disclose by type of security the number of common stock equivalents not included in diluted EPS because the impact was anti-dilutive.
          The Company has revised and reconciled in a footnote the historical weighted average shares outstanding to the pro forma weighted average shares outstanding for both basic and diluted earnings per share.
Exhibit 21.1
52.	We note that you have not listed Titanium Incentive Plan LLC as one of your subsidiaries. Please explain or revise your exhibit accordingly.

Division of Corporation Finance
Securities and Exchange Commission
September 15, 2008

          The Company has revised its Exhibit 21.1 to include Titanium Incentive Plan LLC as a subsidiary of the Company.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
A letter from the Company acknowledging the foregoing is included with this correspondence.
          Please contact the undersigned at (415) 773-5749 or Amanda Reed at (212) 506-5020 with any questions concerning these responses.

Very truly yours,
/s/ Barbara M. Lange
Barbara M. Lange